Wallace A. Glausi

Attorney At Law

3673 Canadian Way

Tucker, Georgia 30084

(503) 515-3657

January 15, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Re	BiologX, Inc. Response to Comments on Offering Statement on Form 1-A Filed December 4, 2020 File No. 024-11378

NOTE: THIS CORRESPONDENCE CONTAINS CONFIDENTIAL

INFORMATION THAT IS NOT FOR PUBLIC DISCLOSURE

Dear Examiners,

Below are our comments, in bold type, to your letter of December 31, 2020.

Offering Statement on Form 1-A filed December 4, 2020

Cover Page

1.	We note your disclosure here and elsewhere in the offering circular that you expect to “achieve FDA approval,” “obtaining FDA approval” and “Receive FDA approval to market - 12-15 months after NDA.” There can be no certainty as to when or if you will receive FDA approval. Please revise your disclosure here and all similar statements throughout the offering circular accordingly.

ANSWER: Appropriate language has been included in the Offering Statement and on the MSC Testing the Waters page.

2.

We note your disclosure on the cover page that you “will not place any subscription funds in escrow.” However, we also note your disclosure on page 30 where you discuss funds being held in escrow as well as the form of escrow agreement filed as Exhibit 8. Please correct this apparent inconsistencies [sic] or otherwise advise.

ANSWER: The language on the Cover Page and in the appropriate section has been revised accordingly.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 15, 2021

Description of our Business, page 18

3.	Please tell us the basis for your statement that your proprietary technology to manufacture generic insulin and insulin analog API “simplifies and accelerates the production process, which is less capital-, labor- and materials-intensive than existing processes on the market.” We note your disclosure elsewhere that you are in the preclinical phase of product testing.

ANSWER:

Additional language has been provided in the Offering Circular regarding the simplification and acceleration of the production process to the extent such information does not provide proprietary technology. As an initial step in the FDA approval process of pharmaceuticals an applicant typically conducts preclinical laboratory and animal studies of the product under development, after which the applicant will submit an application for an investigational new drug exemption, or IND, to the FDA and will then conduct clinical studies of the product under development in humans to determine safety and efficacy. Both preclinical and clinical testing is expensive and the Company requires funding to proceed with the FDA approval process and clinical studies.

4.

We note your chart on page 19 describing potential “Milestones” and your “Key Timeline Goals” contain discrepancies. For example only, we note you state that conducting human clinical trials will take between “9 - 12 months” on your potential Milestones chart but state that conducting clinical trials PK/PD and Antigenicity will start in “Month 7” and end in “Month 9.” Please revise these inconsistencies or otherwise advise. In addition, please update the “Duration/ETA” column to clarify items that are “Duration” estimates versus “ETA” estimates.

ANSWER: The information has been revised for clarification and consistency.

Types of Insulin, page 23

5.

We note your disclosure on the various types of insulin that make up the current sales in the diabetes market. However, your current disclosure does not clearly state the specific types of insulin product candidates you plan on developing. Please update your disclosure to discuss the type of insulin you plan to manufacture, if approved, or otherwise advise.

ANSWER: Appropriate language has been included in the Offering Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 15, 2021

Intellectual Property, page 25

6.	Please revise to describe specifically the intellectual property assets you acquired from your co-founders in exchange for common and preferred stock as noted in Item 6 of Part I.

ANSWER:

Appropriate language has been included in the Offering Statement.

THE FOLLOWING IS CONFIDENTIAL INFORMATION AND IS NOT FOR PUBLIC DISCLOSURE:

Working independently in the summer of 2017, Ron Zimmerman reviewed existing patents and realized there were opportunities to improve the process of cloning insulin for clinical use. In the fall of 2017 Ron Zimmerman created a new “clone”, which is the genetic material that is the basis of how BiologX will make insulin. This new clone is then injected into a bacteria, and the clone-injected bacteria produces dynamic, native-sequence insulin that can be used as regular insulin, fast-acting insulin, and long-acting insulin. BiologX may file patents on this advancement, but may also determine that the advancement is a trade secret that should not be disclosed in a public patent filing.

END OF CONFIDENTIAL INFORMATION.

How We Plan to Use Proceeds From the Sale of Our Shares, page 27

7.

We note your disclosure that a portion of your use of proceeds is for “Compensation and Benefits.” Please disclose the amount of proceeds from this offering that will be used to compensate your founders, and any other of your officers or directors and/or their affiliates. See Item 6 of Form 1-A.

ANSWER:

The Company does not currently compensate its founders, officers or directors, or their affiliates, and has no verbal or contractual obligations or understandings to do so at this time. Additional language has been included in the Offering Statement.

Description of Securities We Are Offering, page 28

8.

We note that you have 10,000,000 shares of preferred stock outstanding. Describe any preferred stock restrictions as required by Part II, Item 14(a)(3) of Form 1-A. If there are no such restrictions, please so state.

ANSWER: Appropriate language has been included in the Offering Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 15, 2021

Our Management, page 33

9.

We note your disclosure that ELONA Biotechnologies, Inc. was placed into receivership in 2013 and liquidated but we also note your disclose [sic] that Mr. Zimmerman remained President of ELONA Biotechnologies, Inc. until April 2016. Please revise to clarify when ELONA Biotechnologies, Inc. was liquidated and provide additional material details on the receivership, including a description of any related legal proceedings. In addition, please disclose whether or not Mr. Zimmerman was employed from the period April 2016 to present. Please refer to Item 10(c) of Form 1-A.

ANSWER:

ELONA was founded by Ron and Donna Zimmerman in 1997, where they served as the officers and directors. In 2010, ELONA entered into financial arrangements and incentives with the City of Greenwood, Indiana, to fund the construction of a manufacturing facility and purchase of equipment to facilitate the process of achieving FDA approval. In 2011 and 2012, ELONA engaged in discussions, first with an investment syndicate and then with a significant individual investor, in connection with funding for the completion of the requisite clinical trials and repayment of the City funds; however, differences and discussions with the City broke down, preventing the additional investments and interfering with existing contracts. The City forced ELONA into receivership, without negotiation, in February 2013, at which time all intellectual property and assets were taken over by the Receiver and both Ron and Donna Zimmerman ceased all work for ELONA. Once the liquidation was complete, ELONA was formally dissolved with the Indiana Secretary of State in May 2015. Subsequently, Ron Zimmerman began independent research, as is now referenced and included in his biography in the Offering Statement.

Exhibits

10.

We note that your subscription agreement provides that each subscriber consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Wyoming “and no other place” and irrevocably agrees that all actions and proceedings relating to the subscription agreement may be litigated in such courts. Please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

ANSWER: The applicable language in the Subscription Agreement has been revised and has been included in the Offering Statement in the subsection “Process of Subscribing.”

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 15, 2021

General

11.

The information in your materials available on https://www.manhattanstreetcapital.com/biologx (the “Manhattan Materials”) website should be consistent with the information in your Offering Circular. In this regard, we note the Manhattan Materials contain statements and projections which are not supported by information in your Offering Circular. For example only, we note the following statements, which do not appear in your offering circular:

•	Biologx Proprietary Technology Rapidly Produces More Insulin, at 70% Less Than Current Prices to the Patient
•	Biologx has devised unique processes for the production of recombinant human insulin (RHI) that enable us to make more insulin in a shorter period of time
•	Product Yield, Production Steps, Production Time and Overhead Expenses as compared to competitors
•	47% Demand Increase for Regular Human Insulin
•	Growing at a rate of 2 times the rate of pharma
Please revise as appropriate, or advise. Refer to Rule 255(d).

ANSWER:

Statements regarding production time, processes and yield were internally calculated based on direct knowledge and experience within the industry in comparison to the Company’s improved process. Language on the MSC page has been revised to read “up to 70%” and to include statements regarding FDA approval.

Facts and figures regarding diabetes and the demand for insulin that are referenced on the MSC page were obtained from the Centers for Disease Control and Prevention (CDC) and the International Diabetes Federation, and a statement regarding this reference has been included on the MSC page.

Additionally, we have coordinated the MSC page information with that in the Offering Statement to ensure that substantially all information on the MSC page is included in the Offering Statement.

Finally, the FDA has the sole authority to determine whether your insulin product candidate is safe and effective. Please ensure that your marketing materials make it clear to investors that your insulin product candidate has not been approved by the FDA.

ANSWER:

We have noted your statement and will comply.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 15, 2021

12.	Please provide a section discussing Dilution, as required by Item 4 of Part II of Form 1-A.

ANSWER: A section regarding Dilution has been included in the Offering Statement.

Respectfully submitted,

Attorney at Law